Exhibit 99.1

TSX: JE; NYSE:  JE
•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Third Quarter Fiscal 2015 Results

Debt reduced by 34% from $1.0 billion to $659.4 million over past year
2015 Base EBITDA expected to be at the high end of the current $163-$173 million guidance range

TORONTO, ONTARIO - - February 12, 2015 - -

Just Energy Group Inc. (TSX:JE; NYSE:JE), a retailer energy management solution provider, today announced results for its third quarter of fiscal 2015.

Key Q3 Highlights:

•
Customer additions of 354,000, increase of 6% from 333,000 a year earlier. Net additions of 58,000, increase of 53% from 38,000 a year earlier. Year-to-date gross additions up 13%. Year to date net additions up 83%.

•	Total customer base grew to 4.7 million, increased 7% year over year.

•	Gross Margin of $150.1 million, increase of 1% year over year.

•	Base Funds from continuing operations of $21.2 million, decrease of 43% year over year. Year-to-date Base Funds from operations down 15%.

•	Closed the sale of National Home Services during the quarter and reduced debt by 34% to $659.4 million from $1.0 billion a year ago.

•	Base EBITDA from continuing operations of $50.6 million, decreased 19% year over year. Year-to-date Base EBITDA up 1%. Results affected by one-time items.

•	Fiscal 2015 Base EBITDA guidance updated now expected to achieve the high end of the previously issued range of $163 million to $173 million range.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$946,752	13%	$840,098
Gross margin	150,098	1%	148,616
Administrative expenses	40,912	41%	29,034
Selling and marketing expenses	52,968	17%	45,373
Finance costs	19,525	16%	16,805
Profit (loss) from continuing operations1	(371,403)	NMF 2	167,077
Profit from discontinued operations	165,210	NMF 2	12,531
Profit (loss) 1	(206,193)	NMF 2	179,608
Profit (loss) per share from continuing operations available to shareholders – basic	(2.56)		1.15
Profit (loss) per share from continuing operations available to shareholders – diluted	(2.56)		0.99
Dividends/distributions	18,572	(40)%	30,891
Base EBITDA from continuing operations2	50,592	(19)%	62,130
Base Funds from continuing operations2	21,179	(43)%	37,379
Payout ratio on Base Funds from continuing operations	88%		83%

For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$2,686,061	12%	$2,401,864
Gross margin	406,003	10%	368,065
Administrative expenses	112,174	27%	88,196
Selling and marketing expenses	161,263	13%	143,020
Finance costs	56,996	13%	50,250
Profit (loss) from continuing operations 1	(511,401)	NMF 2	15,698
Profit from discontinued operations	131,138	NMF 2	11,866
Profit (loss)1	(380,263)	NMF 2	27,564
Profit (loss) per share from continuing operations available to shareholders – basic	(3.56)		0.09
Profit (loss) per share from continuing operations available to shareholders –diluted	(3.56)		0.09
Dividends/distributions	68,127	(26)%	92,497
Base EBITDA from continuing operations2	112,512	1%	111,111
Base Funds from continuing operations2	60,525	(15)%	71,252
Payout ratio on Base Funds from continuing operations	113%		130%
Embedded gross margin2	1,798,800	8%	1,665,500
Total customers (RCEs)	4,662,000	7%	4,360,000
1Profit (loss) for the year includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2Not a meaningful figure.

“The recent quarter signifies the beginning of a transitional period for Just Energy, one we are exceptionally excited to see to fruition,” commented Co-CEO Deb Merril. “First, we took a major step in our commitment to de-lever our balance sheet by closing the sale of National Home Services and reducing our debt by 34%. Our debt at quarter end was $659.0 million, down from $1.0 billion. Second, we announced our agreement with Clean Power Finance to jointly market residential solar installations in the United States. This quarter we will begin test marketing in California and New York. We believe solar has the potential to become a major contributor to profit for Just Energy in the near term and is a prime example of the direction Just Energy is taking to become the premiere world class retailer of energy management solutions. Third, we made progress in positioning our core business to be a sustainable engine for our long-term profitable growth by continuing to grow our customer base, broadening our sales channels and product offerings, investing in the business, and focusing on measures to maximize customer retention measures.”

Co-CEO James Lewis added: “Our core business continues to deliver strong growth in both gross and net customer additions. All of our marketing channels were effective with the Consumer division adding 187,000 new customers with net additions of 44,000. The Commercial division added 167,000 gross and 14,000 net additions. Overall, our customer base neared 4.7 million, up 7% year over year. Very importantly, these customers have been signed to contracts with higher annual margins than those of customers lost. We continue to move ahead with the broadening of our sales channels and product offerings. In the third quarter, our traditional door-to-door channel contributed only 18% of our new additions from that source, a decrease from 26% a year earlier evidencing the growth of non-door-to-door channels. Our door-to-door sales force will be a significant asset in the marketing of solar. Our attrition and renewal rates remained a major focus. Consumer division attrition was flat with Q2 at 27% while Commercial attrition rose 1% from Q2 to 7%. Consumer renewals were flat at 75% while Commercial renewals were 63% down 1% versus Q2.”

“Our third quarter results showed lower profitability compared to the very strong Q3 of fiscal 2014. Year-to-date, our Base EBITDA is up 1% year over year despite a 10% increase in gross margin, largely due to $8.5 million in unanticipated legal costs and provisions for the Hurt lawsuit and our settlement with the Massachusetts Attorney General. With net customer additions already exceeding those seen in all of fiscal 2014, Just Energy is poised to return to double-digit Base EBITDA percentage growth in fiscal 2016.”

Third Quarter Operating Performance

The third quarter financial results showed continued growth both in customers and the profitability of those customers. The net customers added in this and the past year resulted in a 7% growth year over year in the customer base and an 8% year over year growth in embedded gross margin from those customers.

Adding Customers

Customer additions in the third quarter were 354,000, an increase of 6% compared to the third quarter of fiscal 2014. Net additions were 58,000 for the quarter, an increase of 53% from 38,000 a year earlier. Year to date, 1,149,000 customer additions have resulted in net additions of 252,000, up 83% from a year earlier. The overall customer base grew to 4.7 million, up 7% from a year earlier.

All sales channels contributed with 167,000 new commercial customers, compared to the 168,000 added in the second quarter of fiscal 2014. Consumer additions totaled 187,000, up 13% from 165,000 added in the prior comparable quarter. With record sales year to date, total outstanding customer complaints remain at 2 per 10,000 customers, well below the Company’s target of not more than 5 complaints for every 10,000 customers.

Customer aggregation
	October 1,			Failed to	Dec 31,	% increase	Dec 31,	% increase
	2014	Additions	Attrition	renew	2014	(decrease)	2013	(decrease)
Consumer Energy
Gas	727,000	59,000	(32,000)	(10,000)	744,000	2%	769,000	(3)%
Electricity	1,220,000	128,000	(85,000)	(16,000)	1,247,000	2%	1,225,000	2%
Total Consumer RCEs	1,947,000	187,000	(117,000)	(26,000)	1,991,000	2%	1,994,000	-
Commercial Energy
Gas	208,000	25,000	(1,000)	(8,000)	224,000	8%	195,000	15%
Electricity	2,449,000	142,000	(68,000)	(76,000)	2,447,000	-	2,171,000	13%
Total Commercial RCEs	2,657,000	167,000	(69,000)	(84,000)	2,671,000	1%	2,366,000	13%
Total RCEs	4,604,000	354,000	(186,000)	(110,000)	4,662,000	1%	4,360,000	7%

Maintaining Customers

The combined attrition rate for Just Energy was 16% for the trailing 12 months ended December 31, 2014, up 1% from attrition reported in the second quarter. Consumer attrition (27%) was flat with the second quarter while commercial attrition (7%) was up 1%.

Renewal rates were consistent with those reported in the second quarter with Consumer renewals unchanged at 75% and commercial renewals down 1% to 63% on a trailing 12-month basis. This indicates continued satisfaction with the Company’s products and services. Commercial renewals are often subject to competitive bid and will inevitably be more volatile than consumer renewals. Overall management sees stability in renewals at around current levels.

Profitability

Just Energy delivered expected operating results in the three months ended December 31, 2014 compared to the very strong third quarter of fiscal 2014. Gross margin for the quarter was $150.1 million, up 1% from $148.6 million in fiscal 2014. Year to date, gross margin is $406.0 million, up 10% from the prior comparable period. Third quarter Base EBITDA from continuing operations was $50.6 million, down 19% from $62.1 million in the prior comparable period. Year to date Base EBITDA is $112.5 million, up 1% versus fiscal 2014. Base Funds from continuing operations for the third quarter was $21.2 million down from $37.4 million in fiscal 2014. Year to date, Base FFO is $60.5 million down from $71.3 million in fiscal 2014.

The following factors drove quarterly profitability in the third quarter:

•
The 7% year over year growth in customers led to a 1% increase in gross margin. This reflects a comparison to very high weather related consumption in fiscal 2014.   Embedded margin in the customer base grew 8% from a year earlier, reflecting the higher number of customers and a higher U.S. dollar exchange rate.

•
Despite the Consumer customer base being down slightly from a year earlier, Consumer margin rose 4%. Consumer customers added or renewed in the quarter were at higher margins ($191 per year) than the margin on customers lost ($187 per year).

•
Commercial division gross margins were down 7% while the customer base increased by 13%. The lower margins were driven by unfavourable utility reconciliations in Q3 this year compared to favourable reconciliations in Q3 a year ago. Some LDCs provide estimated consumption initially with the actual consumption following in future months based on actual meter reads. Annual margins on new and renewed customers were $85 per year up from a year earlier and customers lost during the period were $71. The higher margin is a conscious decision by management to reduce low margin commercial business and focus on more profitable customer segments.

•
The 41% increase in administrative expenses year over year in the third quarter was higher than budgeted as a result of a settlement in the amount of $4.5 million reached with the Massachusetts Attorney General on December 31, 2014. The guidance provided by management for fiscal 2015 anticipated administrative costs growing more rapidly than margin for the year largely due to the building and expansion of the business platform in the United Kingdom. Administrative costs for the nine months to date are up 27% primarily resulting from non-recurring legal and settlement costs of approximately $4.0 million associated with the verdict reached in the Hurt/Hill lawsuit in addition to the provision noted above.

•
Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $53.0 million, an increase of 17% from $45.4 million in the third quarter of fiscal 2014. The number of new customers added grew by 6%. The benefit of lower cost channels was offset by higher amortization of contract initiation costs related to commercial contracts signed in prior periods where commissions were paid up front. There are also a growing number of Consumer division customers generated by online sales channels where commissions are paid on a residual basis as the customer flows rather than upfront.

•
Year to date, bad debt amounted to 2.2% of relevant sales, down from 2.3% in the comparable period of fiscal 2014 and down from the 2.4% reported in the second quarter, all of which are within the target range of 2%-3%.

Base Funds from operations was down 43% in the third quarter compared to a year earlier as lower Base EBITDA was further reduced by higher interest costs, cash taxes and maintenance capital spending. The dividend payout ratio was 88% for the quarter up from 83% in fiscal 2014. For the nine months, Base Funds from operations were down 15% reflecting 1% higher Base EBITDA offset by higher interest costs, cash taxes and maintenance capital expenditures.

Mark-to-Market

The large reported loss from continuing operations in the quarter ($371 million) is entirely due to change in the non-cash mark to market (“MTM”) valuation of our future supply positions. As this future supply has been sold to customers at fixed prices, changes in MTM should have no impact on future margin and, therefore, value.

Outlook

The third quarter of fiscal 2015 saw continued growth with strong gross and net customer additions. The 354,000 added is the fourth most in Company history. With 1,149,000 new customers to date in fiscal 2015, Just Energy will almost certainly realize record additions for the year as they stand 13% ahead of the previous record fiscal 2014 after nine months. Net additions are 252,000, up 83% from 138,000 in the nine-month period of fiscal 2014. Each of the Company’s marketing channels was strong during the quarter. Just Energy’s future profitability will benefit from the fact that 44,000 of the 58,000 net additions in the quarter were from the Consumer division. Average annual margin on these new residential customers was $191 compared to $85 for new Commercial division customers. Continued net customer additions in Q4 at the margins seen year to date should result in a return to double digit Base EBITDA growth in fiscal 2016.

Going forward, a new channel for expected Company growth will come from the new residential solar business.  Just Energy has entered onto an agreement with Clean Power Finance (“CPF”) to address the U.S. residential solar market. CPF’s online platform allows Just Energy to sell residential solar finance products and connects the company with a national network of qualified solar installation professionals. Under the agreement, Just Energy will act as an originator of residential solar deals that are financed by and installed via CPF. Just Energy will also be able to sell complimentary energy management solutions to solar customers.

Debt reduction remains a clear priority of management. The sales of NHS and HES have reduced the Company’s net debt to $659.4 million, down 34% from $1.0 billion a year earlier. As the NHS sale closed near the end of the quarter, the Company has applied the net proceeds to its operating line. A portion of these funds will be used to pay down debt maturities in coming periods.

At the beginning of Fiscal 2015, the Company provided Base EBITDA guidance for the year of between $163 million and $173 million. This guidance was reaffirmed at the end of the first and second quarters. Based on results to date and the margins and costs expected in the fourth quarter, management expects the fiscal 2015 Base EBITDA will be at the high end of this guidance range.

Earnings Call

The Company will host a conference call and live webcast to review the third quarter results beginning at 2:00 p.m. eastern standard time on February 12, 2015 followed by a question and answer period. Rebecca MacDonald, Executive Chair, President & Co-Chief Executive Officers James Lewis and Deb Merril and Chief Financial Officer Pat McCullough will participate on the call.

Those who wish to participate in the conference call may do so by dialing 1 866 229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the
https://event.onlineseminarsolutions.com/eventRegistration/EventLobbyServlet?target=registration.jsp&eventid=929801&sessionid=1&key=6BA0177921503C0C665631BA33167B62

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, TerraPass and Tara Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com